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SEC FILE NUMBER
~~8-65968~~

8-38254

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lone Star Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15851 Dallas Parkway, Suite 105
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Joseph H. Ireland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lone Star Securities, Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CELIA R. MICHAELIS
MY COMMISSION EXPIRES
January 7, 2013

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LONE STAR SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
SEPTEMBER 30, 2010

LONE STAR SECURITIES, INC.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Lone Star Securities, Inc.

We have audited the accompanying statement of financial condition of Lone Star Securities, Inc., as of September 30, 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lone Star Securities, Inc., as of September 30, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has incurred losses, reduced operating activities, has various regulatory exam issues, and a pending arbitration matter. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 12, 2010

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6436 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

LONE STAR SECURITIES, INC.
Statement of Financial Condition
September 30, 2010

ASSETS

Cash and cash equivalents	$ 46,183
Concession's receivable – related party	1,154
Advances to salesmen	1,000
Property and equipment, net of accumulated amortization of $823	2,570
Commission receivable-issuers	8,269
Federal income tax receivable	5,098
Other assets	324
	$ 64,598

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 6,397
Commission payable	5,512
Payroll taxes payable	7,096
	19,005
Stockholders' equity	
Preferred stock - $51.20 par value callable and redeemable at $52.45; authorized 20,000 shares; issued and outstanding 2,146 shares	109,875
Discount on preferred stock	(4,966)
Common stock – no par; authorized 1,000,000 shares; issued and outstanding 1,802 shares	45,965
Additional paid-in capital	24,800
Retained earnings (deficit)	(130,081)
Total stockholders' equity	45,593
Total Liabilities and Stockholders' Equity	$ 64,598

The accompanying notes are an integral part of these financial statements.

LONE STAR SECURITIES, INC.
Statement of Income
For the Year Ended September 30, 2010

Revenues	
Commission income	$ 206,644
Interest income	93
Other income	236,605
Related party	287,545
	730,887
Expenses	
Compensation and benefits	138,606
Commissions	267,249
Occupancy and equipment cost	1,005
Related party expenses	287,545
Promotional cost	5,102
Regulatory fees and expenses	41,442
Other expenses	12,371
	753,320
Loss before income taxes	(22,433)
Federal income tax benefit – deferred	1,256
Federal income tax benefit	5,098
Net loss	$ (16,079)

The accompanying notes are an integral part of these financial statements.

LONE STAR SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2010

	Capital Stock		Additional Paid In	Discount on Preferred	Retained	
	Preferred	Common	Capital	Stock	Earnings	Total
Balances at September 30, 2009	$109,875	$ 45,965	$ 24,800	$ (4,966)	$(114,002)	$ 61,672
Net loss					(16,079)	(16,079)
Balances at September 30, 2010	$109,875	$ 45,965	$ 24,800	$ (4,966)	$(130,081)	$ 45,593

The accompanying notes are an integral part of these financial statements.

LONE STAR SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2010

Balance at September 30, 2009	$	-0-
Increases		-0-
Decreases		-0-
Balance at September 30, 2010	$	-0-

The accompanying notes are an integral part of these financial statements.

LONE STAR SECURITIES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2010

Cash flows from operating activities	
Net loss	$ (16,079)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Amortization expense	87
Change in operating assets and liabilities:	
Decrease in advances to salesmen	40,778
Increase in concession receivable – issuers	(8,269)
Increase in Federal income tax receivable	(5,098)
Increase in other assets	(318)
Increase in accounts payable and accrued expenses	4,659
Increase in commission payable	4,468
Increase in payroll taxes payable	1,788
Decrease in federal income taxes payable – deferred	(1,256)
Decrease in state income taxes payable	(5,700)
Net cash provided (used) by operating activities	15,060
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	15,060
Cash and cash equivalents at beginning of year	31,123
Cash and cash equivalents at end of year	$ 46,183

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Lone Star Securities, Inc. (the "Company") is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). Substantially, all the Company's revenues are generated from the sale of oil and gas development programs. The Company's customers are located throughout the United States.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

The Company follows the practice of capitalizing at cost, all expenditures in excess of $500 that are determined to be acquisitions of property or equipment or improvements to existing property or equipment. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Buildings and leasehold improvements are estimated to have lives of 39 years. Equipment, furniture and fixtures, and vehicles are estimated to have lives of 5 to 10 years.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Financial Accounting Standards Board ("FASB") issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all

Note 1 - Summary of Significant Accounting Policies, continued

previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SFAS 168 is effective for all annual periods ending after September 15, 2009.

The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Company's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Company's financial statements.

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Company adopted SFAS 165 for its year ended September 30, 2010. The adoption did not have a material impact on the Company's financial statements.

See Note 11 for more information regarding the Company's evaluation of subsequent events.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At September 30, 2010, the Company had net capital of approximately $32,666 and net capital requirements of $5,000. Company's ratio of aggregate indebtedness to net capital was .58 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

On December 30, 2008, the FASB issued staff position ("FSP") No. FIN48-3 (FASB ASC 740), *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities,* which permitted the Company to defer the implementation No. 48, *Accounting for Uncertainty in Income Taxes* (FASB ASC 740) until its fiscal year beginning October 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FASB ASC 740 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company adopted FASB ASC 740 for its year ended September 30, 2010. The adoption did not have a material impact on the Company's financial statements.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

The tax benefit from the net operating loss carryforward of approximately $78,972 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset September 30, 2009	Current Period Changes	Deferred Tax Asset September 30, 2010
Federal	$ 9,738	$ 2,108	$ 11,846
Valuation allowance	(9,738)	(2,108)	(11,846)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Note 4 - Income Taxes, continued

This operating loss carryforward will expire as follows:

Year Ended September 30,	
2029	$ 64,913
2030	14,059
	$ 78,972

The Company has recorded a deferred tax benefit of $1,256 related to the change from the cash to accrued methods for federal income tax return reporting.

Note 5 - Related Party Transactions/Economic Dependency

The Company is related to Harbor Resources, L.L.C. and Riley James Development Corporation ("Affiliates") through common ownership and management. Joseph H. Ireland is the President, Chairman of the Board of Directors, and principal stockholder of both these companies. During the year ended September 30, 2010, the Company received commission and due diligence income in the amount of $283,313 from Riley James Development Corporation. The Company and its Affiliates are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company is provided office space, office facilities and administrative expenses from an affiliate. Effective May 1, 2009 the Company entered into a facilities and services agreement with an affiliate. Per the agreement the affiliate and the Company will simultaneously invoice each other for indirect expenses paid by the affiliate as allocated to the company. For the year ended September 30, 2010 the Company recorded $287,545 in reimbursement income and $287,545 in overhead expenses related to this agreement.

The Company is economically dependent on its affiliate.

Note 6 - Callable Redeemable Preferred Stock

Upon the consent of two members of the Board of Directors of the Company, the Company may at any time redeem the whole, or from time to time redeem any part, of the preferred shares outstanding by paying in cash the sum of $52.45 per share.

Note 7 - Employee Benefits

The Company has a 401(k) savings plan for all employees who have completed one month of service. The plan allows the Company to make discretionary matching contributions, as well as additional discretionary contributions. The Company made contributions of $-0- to the plan for the year ended September 30, 2010.

Note 8 - Property and Equipment

The classes of property and equipment are as follows:

Leasehold improvements	$ 3,393
Less: accumulated amortization	(823)
	$ 2,570

Amortization expense for the year ended September 30, 2010 was $87 and is reflected in occupancy and equipment costs.

Note 9 - Commitment and Contingencies

The Company has been named along with others as a defendant in an arbitration proceeding incidental to its securities business that allege violations of various State laws and seek damages in excess of $458,750. This arbitration proceeding is in the discovery process. Management intends to present a vigorous defense. The Ultimate outcome of the arbitration proceeding cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

The Company has several issues related to prior regulatory exams that remain pending with various regulatory agencies.

Note 10 Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses could directly impact the Company's regulatory capital.

As shown in the financial statements, the Company has incurred losses and has reduced operating activities. The Company also has various unresolved regulatory exam issues.

Note 10 Going Concern, continued

The Company is contemplating filing a request for inactive Broker-Dealer status. In addition, the Company is involved in an arbitration proceeding which claims substantial damages, as discussed in Note 9. These matters raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 11 - Subsequent Events

In preparing the accompanying financial statements the Company has reviewed events that have occurred after September 30, 2010 through November 12, 2010, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

September 30, 2010

Schedule I

LONE STAR SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2010

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 45,593
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		45,593
Deductions and/or charges		
Non-allowable assets:		
Concessions receivable – related party	$ 1,154	
Advances to salesmen	1,000	
Property and equipment, net	2,570	
Other assets	324	
Federal income tax receivable	5,098	
Commission receivable issuers, net of related payable	2,757	(12,903)
Net capital before haircuts on securities positions		32,690
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		24
Net capital		$ 32,666

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 6,397
Commission payable	5,512
Payroll taxes payable	7,096
Total aggregate indebtedness	$ 19,005

Schedule I (continued)

LONE STAR SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,268
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 27,666
Excess net capital at 1000%	$ 30,766
Ratio: Aggregate indebtedness to net capital	.58 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's unaudited Focus Report	$ 29,565
Increase in commission receivable –issuers	8,269
Increase in commission payable	(5,512)
Increase in haircuts on securities	(24)
Decrease in other non allowable assets	368
Net Capital per Audited Report	$ 32,666

Schedule II

LONE STAR SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2010

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

on Internal Control

Required By SEC Rule 17a-5

Year Ended September 30, 2010



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Lone Star Securities, Inc

In planning and performing our audit of the financial statements and supplemental information of Lone Star Securities, Inc.(the "Company "), as of and for the year ended September 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6436 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management and those charged with governance on November 12, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 12, 2010

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended September 30, 2010



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Lone Star Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by Lone Star Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Lone Star Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Lone Star Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2010 with the amounts reported in Form SIPC-7 for the year ended September 30, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
November 12, 2010

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended , 20

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)		$ -0-
B. Less payment made with SIPC-6 filed (exclude interest)		( )
Date Paid		
C. Less prior overpayment applied		(1001)
D. Assessment balance due or (overpayment)		(1001)
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-0-
F. Total assessment balance and interest due (or overpayment carried forward)		$ (1001)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ -0-	
H. Overpayment carried forward	$(1001)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lone Star Securities, Inc.
(Name of Corporation, Partnership or other organization)

R M
(Authorized Signature)

Accounting Mgr
(Title)

Dated the 15th day of October, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 730,887.38

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions — -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Firm is exclusive to Oil + Gas Private Placements
Copy of recent PPM is Attached. — 730,887.38

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) — 730,887.38

Total deductions ________

2d. SIPC Net Operating Revenues — $ -0-

2e. General Assessment @ .0025 — $ -0-

(to page 1, line 2.A.)